SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No.    )

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G21101103
(CUSIP Number)

March 29, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: G21101103

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

LOK TAI LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS
	5	SOLE VOTING POWER

		0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,022,200 (1)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	8	SHARED DISPOSITIVE POWER

		3,022,200 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,022,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.1% (2)
12	TYPE OF REPORTING PERSON

CO (3)

(1) Lok Tai Limited (“Lok Tai”) has shared voting and dispositive power over these shares with its sole director and shareholder, Yi Lu.

(2) Based on 59,433,828 ordinary shares outstanding as of March 29, 2011. Beneficial ownership for purposes of this statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

(3) Lok Tai is a company organized and existing under the laws of the British Virgin Islands.

CUSIP: G21101103

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

YI LU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
	5	SOLE VOTING POWER

		0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,022,200 (1)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	8	SHARED DISPOSITIVE POWER

		3,022,200 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,022,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.1% (2)
12	TYPE OF REPORTING PERSON

IN

(1) Yi Lu, the sole shareholder and director of Lok Tai, is deemed to be the beneficial owner of the 3,022,200 shares directly owned by Lok Tai pursuant to Rule 13d-3 of the Act, and has shared voting and dispositive power over these shares with Lok Tai.

(2) Based on 59,433,828 ordinary shares outstanding as of March 29, 2011. Beneficial ownership for purposes of this statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

SCHEDULE 13G

Item 1(a).	Name of Issuer:

The name of the issuer is China Gerui Advanced Materials Group Limited (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are at 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191.

Item 2(a).	Name of Person Filing:

This statement is being filed by Lok Tai and Yi Lu (sometimes referred to herein as the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office:

The principal business address of the Reporting Persons is 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191.

Item 2(c).	Citizenship:

Lok Tai is a company organized and existing under the laws of the British Virgin Islands. Yi Lu is a citizen of the People’s Republic of China.

Item 2(d).	Title of Class of Securities:

The class of equity securities to which this statement relates is the ordinary shares, no par value, of the Issuer (the “Ordinary Shares”).

Item 2(e).	CUSIP Number:

The CUSIP number of the Ordinary Shares is G21101103.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.(a),
(b) and (c)	Ownership.

The information contained in the cover pages to this Statement is incorporated by reference into this item.

For purposes of Rule 13d-3 promulgated under the Act, each of the Reporting Persons beneficially owns 3,022,200 of the Ordinary Shares, representing 5.1% of the outstanding Ordinary Shares (based on 59,433,828 Ordinary Shares outstanding as of March 29, 2011).  Each of the Reporting Persons has shared power to vote or direct the vote and dispose or direct the disposition of these Ordinary Shares.  The Reporting Persons do not have sole power to vote or direct the vote or dispose or direct the disposition of any Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The information contained in the cover pages to this Statement is incorporated by reference into this item.

By virtue of the relationship among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2011

LOK TAI LIMITED

By:	/s/ Yi Lu
Name:	Yi Lu
Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2011

YI LU

/s/ Yi Lu

EXHIBIT INDEX

Exhibit	Description
10.1	Joint Filing Agreement between Lok Tai Limited and Yi Lu, dated as of March 29, 2011

Exhibit 1

JOINT FILING AGREEMENT

             In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares of China Gerui Advanced Materials Group Limited, and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13G, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated:  March 29, 2011

LOK TAI LIMITED

By:	/s/ Yi Lu
Name:	Yi Lu
Title:	Director

YI LU

/s/ Yi Lu